UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2019	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

2

Hsinchu, Taiwan, March 7, 2019 — On March 7, 2019, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 24th meeting of its 8th Board of Directors (the “Board”), at which the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)	Company’s business report and financial statements of fiscal year 2018;

(2)	Earnings distribution plan for the fiscal year 2018;

(3)	Capital reduction in connection with the cancellation of redeemed restricted employee shares;

(4)	Capital reduction in connection with the cancellation of treasury shares;

(5)	Resolution regarding the election of the 9th Board of Directors (including independent directors) at the 2019 annual shareholders’ meeting (the “2019 AGM”);

(6)	Resolution regarding the nomination of independent director candidates for election at the 2019 AGM;

(7)	Approval of release the 9th Board of Directors from the restriction of engaging in competitive activities in accordance with Article 209 of the Company Act;

(8)	Matters related to the 2019 AGM; and

(9)	The time and place to submit shareholder’s proposals and to nominate independent director candidates for consideration at the 2019 AGM.

On matter (2), the Board resolved that NT$1.20 per share will be distributed from earnings to the shareholders in cash. The total amount of cash to be distributed to shareholders is NT$872,717,756. If any future event affects the total amount of the Company’s outstanding shares (for example, the Company buys back its treasury shares or cancels redeemed restricted employee shares), that would cause changes in the total amount of the Company’s outstanding shares, the Chairman is authorized to adjust the distribution ratio based on the total amount of earnings distribution approved by at the 2019 AGM and the actual amount of Company’s outstanding shares as of the record date of distribution.

On matter (3), the Board resolved that due to the resignation of employees who were previously granted restricted shares, a total of 22,948 common shares have been forfeited in accordance with the Company’s “Regulations of the Issuance of Restricted Shares”, and therefore, the Company will cancel these 22,948 common shares, representing 0.00% of the share capital, through a capital reduction in the amount of NT$229,480. The capital reduction record date is March 15, 2019. The share capital of the Company after the capital reduction will be NT$7,528,347,340.

On matter (4), the Board resolved that due to the 2nd buyback of Treasury Shares, a total of 12,748,847 shares have been canceled in accordance with the Article 28-2 of the Securities and Exchange Act, and therefore, the Company will cancel these 12,748,847 shares, representing 1.69% of the share capital, through a capital reduction in the amount of NT$127,488,470. The capital reduction record date is April 1, 2019. The share capital of the Company after the capital reduction will be NT$7,400,858,870.

On matter (7), the Board proposed to the 2019 AGM to resolve that the non-compete restriction on the newly elected 9th Board of Directors is released during the term of such directors in accordance with Article 209 of Taiwan’s Company Act with respect to the competing businesses which essential contents are disclosed to the shareholders. Under Paragraph 1, Article 209 of Taiwan’s Company Act, a director who engages in businesses on behalf of another person that is within the scope of the company’s business shall explain to the shareholders’ meeting the essential contents of such an act and obtain the approval of the shareholders’ meeting.

On matter (8), the Board resolved that the 2019 AGM will be convened on June 10, 2019 at Hsinchu Science Park Life Hub, Edison Hall (2F, No. 1, industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The subjects for convening the 2019 AGM are as follows:

(1)	Report Items:

(i)	Company’s business report for the fiscal year 2018;

(ii)	Audit Committee’s review report of the financial statements for the fiscal year 2018; and

(iii)	Report of the status of distributable compensation for employees, directors and supervisors for fiscal year 2018.

(2)	Matters for Ratification:

(i)	Adoption of the financial statements for the fiscal year 2018; and

(ii)	Adoption of the earnings distribution plan for the fiscal year 2018.

(3)	Matters for Discussion:

(i)	Amendments to Company’s Articles of Incorporation;

(ii)	Amendments to Rules Election of Directors and Independent Directors; and

(iii)	Amendments to Company’s Operational Procedures for Acquisition and Disposal of Assets.

(4)	Elections:

(i)	To elect nine directors (including independent directors) of the 9th Board of Directors.

(5)	Other Proposals:

(i)	Removal of restriction provided in Article 209 of the Company Act prohibiting of the 9th Board of Directors from participation in businesses competing with the Company.

(6)	Book closure starting date: April 12, 2019.

(7)	Book closure ending date: June 10, 2019.

On matter (9), the Board resolved that the shareholder’s proposal submission period for 2019 AGM will be from April 3, 2019 to April 15, 2019 and the place designated for accepting such proposal and nomination is the Company (address: No. 1, R&D 1 Rd., Hsinchu Science Park, Hsinchu City, Taiwan).